UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 20, 2010, announcing the Company's preliminary financial results for the quarter ended March 31, 2010.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, and the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
Date: July 29, 2010	By: /s/ Ole B. Hjertaker Name: Ole B. Hjertaker Title: Chief Executive Officer Ship Finance Management AS

SK 23153 0001 1115791

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 1Q 2010 results and increased quarterly dividend of $0.33 per share

Hamilton, Bermuda, May 20, 2010. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended March 31, 2010.

Highlights

•	Declared an increased quarterly dividend of $0.33 per share.

•
Reported net income for the quarter of $57.0 million, or $0.72 per share. The result includes a $26.0 million gain related to the newbuilding Suezmax tanker Everbright and a negative $12.8 million mark to market of derivatives relating to interest rate swaps.

•	Accrued profit share in the first quarter was $11.3 million, or $0.14 per share.

•	In February 2010, the VLCC Front Vista was sold to a subsidiary of Frontline Ltd. ("Frontline") for net sales proceeds of $58.5 million.

•	In March 2010, the newbuilding Suezmax tanker Everbright was delivered from the shipyard and chartered out for five years.

•
In March 2010, the Company refinanced a syndicated bank loan relating to 26 vessels on charter to Frontline. The new five-year facility was upsized from $675 million to $725 million due to very strong demand in the banking market.

•	In April 2010, the single-hull VLCC Golden River was sold to an unrelated third party for a net sales price of approximately $12.6 million.

•	Three Handysize dry bulk carriers under construction in China have already been chartered out for three years at attractive rates. Scheduled delivery is in 2011-2012.

Dividends and Results for the Quarter ended March 31, 2010

The Board of Directors has declared an increased quarterly cash dividend of $0.33 per share. The dividend will be paid on or about June 10, 2010 to shareholders of record as of June 2, 2010. The ex-dividend date will be May 28, 2010.

The profit share accrued in the first quarter was $11.3 million, or $0.14 per share, compared to $5.7 million, or $0.07 per share in the fourth quarter of 2009.

Under US GAAP, the 100% owned ultra-deepwater drilling units West Polaris, West Hercules and West Taurus and the Panamax dry bulk carrier Golden Shadow are accounted for as 'investment in associate'. Consequently, only the aggregate 'net income' from these assets is recognized in the consolidated income statement of Ship Finance as 'results in associate'.

The Company reported total net operating revenues of $82.6 million, or $1.04 per share, in the first quarter of 2010. This number excludes charter hire classified as 'repayment of investments in finance lease', and also excludes substantial charter revenues earned by the assets classified as 'investment in associate'. Gross charter hire revenues, including these items, were $196.7 million or $2.49 per share.

Reported net operating income for the quarter was $78.9 million, or $1.00 per share, and reported net income was $57.0 million, or $0.72 per share.

Financing and Capital Expenditure

As of March 31, 2010, the Company had $103.6 million of available cash. There are no refinancing requirements in the short term, and the Company is in compliance with all bank covenants. Several of our financing arrangements are in subsidiaries with no or limited guarantees from Ship Finance.

In March 2010, Ship Finance refinanced a syndicated bank loan relating to 26 crude oil tankers and oil/bulk/ore carriers ("OBOs") on charter to Frontline. The new five-year $725 million facility was upsized from an original amount of $675 million due to very strong demand in the banking market combined with a conservative leverage against the underlying assets. The interest rate swaps entered into as hedges for the old facility were closed out resulting in a net cash settlement of $11.6 million. Concurrently, the Company entered into new interest rate swaps covering approximately 60% of the new facility. The net interest rate payable, adjusted for interest rate swaps, is at a similar level as for the previous loan facility.

In the first quarter of 2010, the Company entered into two new bank facilities relating to the Suezmax tankers Glorycrown and Everbright. The financing amount is $42.6 million per vessel and the loans expire in November 2014 and March 2015, respectively.

In addition to the scheduled debt amortization, the Company has prepaid significant amounts of debt in the quarter. Including debt in subsidiaries accounted for as 'investment in associates', and adjusted for available cash, the net interest-bearing debt has been reduced from approximately $3.9 billion to approximately $3.7 billion over the last three months.

At quarter end, the Company had gross estimated capital commitments of approximately $162 million.

	2Q-4Q 2010	2011	2012	Total
Dry bulk	$16 mill.	$88 mill.	$38 mill.	$142 mill.
Container	$20 mill.	-	-	$20 mill.
Gross investment	$36 mill.	$88 mill.	$38 mill.	$162 mill.

The capital commitments mainly relate to seven Handysize dry bulk carriers with estimated delivery in 2011 and 2012. In addition, we have one 1,700 teu container vessel with estimated delivery in the fourth quarter of 2010. As of March 31, 2010, payments to the yards total $60 million, and have been funded from our available cash. We expect to secure financing for these vessels in due course, which may significantly reduce the requirement for additional cash investments.

Business Update

As of March 31, 2010, the fixed-rate charter backlog from our operating fleet of 60 vessels and rigs was approximately $6.8 billion, with an average remaining charter term of 9.4 years, or 12.3 years if weighted by charter revenue. Some of our charters include purchase options that, if exercised, would reduce the fixed charter backlog and average remaining charter term.

In February 2010, Ship Finance announced the sale of the 1998-built VLCC Front Vista to a subsidiary of Frontline for total net sales proceeds of $58.5 million. The agreement included a $0.4 million compensation payable by Frontline for the termination of the charter agreement. After prepayment of $36.4 million of associated debt the net proceeds to Ship Finance was $22.1 million, and the book gain on sale was approximately $1.8 million.

In March 2010, the second newbuilding Suezmax tanker Everbright was delivered from the shipyard. The vessel was immediately chartered to an affiliate of North China Shipping Holdings Co. Ltd. ("North China"), pursuant to a five-year bareboat charter agreement. The charter structure is similar to the agreement for the Suezmax tanker Glorycrown delivered in the fourth quarter of 2009. Ship Finance received a net upfront payment of $40.4 million, and will receive bareboat hire of $16,700 net per day for the five-year charter period. North China has been granted annual purchase options and has an obligation to purchase the vessel for $40.4 million net at expiry of the five-year charter period. The two transactions have increased our charter backlog by approximately $61 million, excluding upfront payments and purchase obligations.

In the first quarter of 2010, the Company initiated a modification of our OBOs into pure dry bulk carriers. All eight OBOs have been trading in the dry bulk market for the last years and the management believes that the long term earnings capacity will improve by this modification, as the vessels then can trade more efficiently in the dry bulk market. The vessels will continue on their current long-term charters to Frontline and costs incurred will be covered by the charterer.

The Company has seven 32-34,000 dwt Handysize dry bulk carriers under construction in China with delivery scheduled in 2011 and 2012. There is already strong chartering interest for the vessels, and three of the vessels have been chartered to a European-based dry bulk operator at a net time charter rate of $12,900 per day for a period of three years after delivery.

In April 2010, the single-hull VLCC Golden River was sold to an unrelated third party for a net sales price of approximately $12.6 million. Ship Finance received net cash proceeds of approximately $4.7 million after prepayment of associated debt and compensation to Frontline for the termination of the current charter. The management expects to record a minor book loss on the sale of the vessel in the second quarter.

The continued reduction of our single-hull tanker exposure is in line with the Company's strategy of focusing on modern assets in various shipping and offshore segments. Following this sale, and excluding one vessel previously announced sold on hire/purchase terms, Ship Finance will have only five non-double hull crude oil tankers remaining in the fleet.

For approximately two years, Ship Finance has owned two chemical vessels on bareboat charter to Bryggen Shipping & Trading AS, who in turn has sub-chartered the vessels to a subsidiary of Sinochem International Corporation ("Sinochem"). The parties have now agreed to amend the agreements and from June 2010, our charters will be directly to Sinochem for the remainder of the charter period. This will facilitate a more direct communication with one of the world's largest chemical manufacturers. The net bareboat charter rate will be approximately $7,000 per day per vessel until June 2012, and thereafter approximately $8,100 per day for the next 6 years. Otherwise the chartering terms, including purchase options at the end of the charter, will remain as before.

36 of our vessels operate on long-term contracts to subsidiaries of Frontline. In addition to the fixed base charter rate, Ship Finance is also entitled to receive 20% of the time charter equivalent ("TCE") earnings for these vessels in excess of a base charter rate. The spot tanker market rates improved towards the end of the fourth quarter 2009 and continued at healthy levels through the first quarter of 2010. This resulted in an increased profit share contribution of $11.3 million in the first quarter compared to $5.7 million in previous quarter.

The Company's four drilling units are all on long-term fixed-rate bareboat contracts to Seadrill, and generated approximately $95 million of combined charter revenues in the first quarter. Seadrill has sub-chartered all our drilling units to oil companies on very profitable terms. Due to the fixed-rate charter structure, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Ship Finance also owns several offshore support vessels, container vessels and dry bulk vessels. All our operating vessels and rigs, except one 1,700 teu container vessel, are on long-term fixed contracts that provides the Company with stability in cash-flow and earnings irrespective of fluctuations in the short-term charter market.

Corporate and Other Matters

In January 2010, approximately 52% of our shareholders elected to receive the dividend declared for the third quarter 2009 in newly issued shares, and the Company issued approximately 0.9 million new shares. Following this share issue, the total number of shares outstanding is currently 79.1 million.

There will not be an option to receive newly issued shares instead of a cash dividend this quarter. Shareholders who would like to reinvest their dividend in additional shares are encouraged to sign up for our Dividend Reinvestment Plan with our transfer agent BNY Mellon. A link is available at the Company's website: www.shipfinance.org

In March 2010, 72,000 new options were awarded to employees as part as of the management incentive program. The new options have been issued pursuant to the Company's Share Option Scheme and will have a five-year term with a three-year vesting period. The initial strike price is $18.38 and the first options will be exercisable from March 2011.

Strategy and Outlook

Ship Finance has a strategy of diversifying across segments and chartering counterparts, with assets on predominantly long term charters. The significant cash flow generated from our projects allows for an accelerated debt repayment profile, and the business model has proven to be resilient in an otherwise challenging market the last 18 months.

Management's objective is to continue building the Company's long-term distribution capacity. The 10% increase in dividend announced this quarter is on the back of the successful delivery of two newbuilding Suezmax tankers on very profitable chartering terms.

Our $6.8 billion charter backlog provides a solid foundation for growth and we will continue to focus on modern high quality assets. We will, however, have an opportunistic approach to both segment and charter structure, and vessels may from time to time also be chartered out on shorter term basis if we believe that will enhance total return for our shareholders.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

May 20, 2010
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Ole B. Hjertaker: Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2010 REPORT (UNAUDITED)

	Three months ended		Full year
INCOME STATEMENT (in thousands of $ except per share data)	Mar, 31 2010	Mar, 31 2009	2009 (audited)

Charter revenues - operating lease	17,959	18,725	71,881
Charter revenues - finance lease	130,678	109,410	450,707
Revenues classified as Repayment of investment in finance leases	(77,336)	(45,815)	(210,386)
Profit share income	11,315	14,486	33,018
Total operating revenues	82,616	96,806	345,220
Gain / (loss) on sale of assets	27,809	-	24,721

Vessel operating expenses	(21,037)	(23,750)	(91,493)
Administrative expenses	(2,613)	(2,995)	(12,192)
Depreciation	(7,897)	(7,450)	(30,236)
Vessel impairment adjustments	-	-	(26,756)

Total operating expenses	(31,547)	(34,195)	(160,677)

Operating income	78,878	62,611	209,264

Results in associate(1)	18,282	20,490	75,629

Interest income	187	86	240
Interest expense	(27,058)	(32,473)	(117,075)
Other financial items	(512)	(747)	(1,625)
Impairment adjustment to investment	-	(7,338)	(7,110)
Mark to Market of Derivatives	(12,824)	26	12,675
Gain on re-purchase of Company Bonds	-	-	20,600
Taxes	-	-	-
Net income	56,953	42,655	192,598

Basic earnings per share ($)	0.72	0.59	2.59

Weighted average number of shares	78,845,910	72,743,737	74,399,126
Common shares outstanding	79,125,000	72,743,737	78,194,699

(1)
Three of our 100% owned subsidiaries, owning four of our units are accounted for as 'Investment in associate', and only the net income from these subsidiaries is therefore included in our consolidated Income Statement.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2010 REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	Mar, 31 2010	Mar, 31 2009	Dec 1, 2009 (audited)
ASSETS
Short term
Cash and cash equivalents	103,640	50,070	84,186
Restricted cash	4,101	54,334	4,101
Amount due from related parties	52,935	14,754	33,861
Other current assets	138,633	170,951	143,109

Long term
Newbuildings	62,132	80,504	71,047
Vessels and equipment, net	578,963	579,367	556,607
Investment in finance leases	1,604,791	1,879,370	1,653,826
Investment in associate(1)	439,345	431,001	444,435
Deferred charges	16,595	13,621	7,927
Other long-term assets	2,967	8,793	2,329

Total assets	3,004,102	3,282,765	3,001,428

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term interest bearing debt	178,734	318,529	266,041
Other current liabilities	23,408	76,869	26,919
Amount due to related parties	98,574	49,122	26,922

Long term
Long term interest bearing debt	1,826,396	2,155,560	1,843,408
Other long term liabilities	77,679	119,905	88,809

Stockholders' equity(2)	799,311	562,780	749,329
Total liabilities and stockholders' equity	3,004,102	3,282,765	3,001,428

(1)	Three of our 100% owned subsidiaries, owning four of our units, are accounted for as 'Investment in associate'. Stockholder's equity in each subsidiary is adjusted for current account balance.

(2)
As of March 31, 2010, 'Stockholders' equity' excludes $194.0 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2010 REPORT (UNAUDITED)

STATEMENT OF CASH FLOWS	Three months ended		Full year
(in thousands of $)	Mar, 31 2010	Mar, 31 2009	2009 (audited)
OPERATING ACTIVITIES
Net income	56,953	42,655	192,598
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	9,103	8,491	32,860
Asset impairment adjustments	-	-	33,866
Adjustment of financial derivatives to market value	12,824	7,338	(12,675)
Gain on sale of assets	(27,809)	-	(24,721)
Result in associate	(18,282)	(20,490)	(75,629)
Stock based compensation	458	285	1,392
Gain on re-purchase of Company Bonds	-	-	(20,600)
Other	(115)	(736)	(477)
Change in operating assets and liabilities	99,161	34,985	(1,092)
Net cash provided by operating activities	132,293	72,528	125,522

INVESTING ACTIVITIES
Repayment of investments in finance leases	77,089	45,567	209,369
Restricted cash released/(placed)	-	5,769	56,002
Proceeds from sale of vessel/new buildings	16,667	-	163,086
Received in respect of terminated contract	-	-	-
Net investment in newbuildings	(60,101)	(10,867)	(71,468)
Purchase of vessels	-	-	-
Cash received from /(Investment in) associates	15,608	11,987	68,000
Purchase of short term investment	-	-	-
Other assets / investments	(638)	(249)	(921)
Net cash (used in) provided by investing activities	48,625	52,207	424,068

FINANCING ACTIVITIES
Repurchase of shares	-	-	-
Proceeds from long and short term debt	31,000	44,500	134,500
Expenses paid in connection with securing finance	(10,608)	(167)	(752)
Repayment of long and short term debt	(135,319)	(121,427)	(446,060)
Re-purchase of Company bonds	-	-	(125,405)
Cash settlement of derivatives	(11,592)	-	(14,666)
Cash received from share issue	-	-	16,472
Cash dividends paid	(34,945)	(43,646)	(75,568)
Net cash provided by (used in) financing activities	(161,464)	(120,740)	(511,479)

Net (decrease) increase in cash and cash equivalents	19,454	3,995	38,111
Cash and cash equivalents at start of period	84,186	46,075	46,075
Cash and cash equivalents at end of period	103,640	50,070	84,186

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FIRST QUARTER 2010 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited, SFL Deepwater Ltd and Front Shadow Inc. are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended March 31, 2010

(in thousands of $)	SEL West Polaris Limited	SFL Deepwater Ltd	Front Shadow Inc	Total
Charter revenues - finance lease	31,253	57,707	654	89,614
Revenues classified as Repayment of investment in finance leases	(17,697)	(35,971)	(445)	(54,113)
Total operating expenses	(2)	(6)	(0)	(8)
Interest expense	(8,053)	(9,118)	(37)	(17,208)
Other items	(2)	(1)	(0)	(3)
Net income(1)	5,499	12,611	172	18,282

(1)	Net income from these 100% owned subsidiary appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of March 31, 2010

(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	Front Shadow Inc	Total
Cash and cash equivalents	-	-	236	236
Investment in finance leases	745,915	1,512,298	22,998	2,281,211
Other assets	46,160	76,121	63	122,344
Total assets	792,075	1,588,419	23,297	2,403,791

Short term and current portion of long term interest bearing debt	73,500	158,167	2,060	233,727
Other current liabilities	5,099	8,138	2,042	15,279

Long term interest bearing debt	527,146	1,058,708	13,430	1,599,284
Other long term liabilities	33,248	7,932	2,600	43,780

Stockholders equity(1)	153,082	355,474	3,165	511,721

Total liabilities and stockholders' equity	792,075	1,588,419	23,297	2,403,791

(1)	Stockholder's equity adjusted for current account balance appears in the Company's consolidated balance sheet as 'Investment in associate'.